SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                     PLATINUM technology International, inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72764 T 101
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  SANJAY KUMAR
                                HARDMETAL, INC.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
     -----------------------------------------------------------------------

                                 March 29, 1999
     -----------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),check the following box
< >.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

         Computer Associates International, Inc. ("Computer Associates") and its wholly owned subsidiary, HardMetal, Inc., hereby amend and supplement their
Schedule 13D, originally filed on April 2, 1999, as previously amended (the "Schedule 13D"), with respect to PLATINUM technology International, inc. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

         The response to Item 4 is hereby amended and supplemented as follows:

         On May 19, 1999, Computer Associates issued the press release attached hereto as Exhibit 14. The information set forth in the press release is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

14       Text of press release issued by Computer Associates dated
         May 19, 1999.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999



                                 HARDMETAL, INC.


                                By/s/ Ira H. Zar
                                Name: Ira H. Zar
                                Title: President and Assistant Treasurer


                                COMPUTER ASSOCIATES INTERNATIONAL, INC.


                                By/s/ Ira H. Zar
                                Name: Ira H. Zar
                                Title: Senior Vice President-Finance and
                                       Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number             Exhibit Name

14                 Text of press release issued by Computer Associates dated
                   May 19, 1999.